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           [LETTERHEAD OF MORGAN, LEWIS & BOCKIUS LLP APPEARS HERE]


March 20, 1996

VIA EDGAR
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Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  Rembrandt Funds(R)
     File Nos.: 033-52784 and 811-07244
     CIK No.: 0000892567
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Dear Sir or Madam:

On behalf of our client, the Rembrandt Funds(R) (the "Registrant"), we request via Form Type A/W that the Registrant's filing on Form Type 485APOS, as filed on March 1, 1996 (Accession #0000950109-96-001294), be withdrawn. This 485APOS was inadvertently filed only under the Securities Act of 1933, and not under the Investment Company Act of 1940. We have subsequently re-filed the Form 485APOS under both Acts to bring the Registrant into compliance with the requirements of
Section 10.

Please contact either Catherine J. Taulbee (202/467-7370) or me (202/467-7087) if you have any questions or wish to discuss this matter.

Very truly yours,

/s/ John H. Grady, Jr.

John H. Grady, Jr.